Exhibit 31.3

Aston Bell Certified Public Accoumant

Independent Accountant’s Report

131 West 35th Street, 8th Floor New York, NY 10001 Tel. (212) 957-7385 l7 Academy Street, Suite 1008 Newark, NJ 07102 Tel. (973) 824-5773

Lehman ABS Corporation, as Depositor

1271 Avenue of the Americas, 40th Floor

New York, New York 10020

U.S. Bank Trust National Association, as Trustee

Corporate Trust Department

100 Wall Street

New York, NY 10005

Re:   Corporate Backed Trust Certificates, Goldman Sachs Capital  I

         Securities-Backed Series 2004-4 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of February 25, 2004 in respect of the Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-4 Trust (the “Trust”), as supplemented by a supplement to the series supplement dated as of March 10, 2004 (together, the “Trust Agreement”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2014 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Depositor is a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008. On December 6, 2011, the Bankruptcy Court entered an order confirming the Modified Third Amended Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors (the “Plan”). And, on March 6, 2012, the Plan became effective and a notice of the Effective Date of the Plan was filed with the Bankruptcy Court. In addition, The Trust assets are held by the Trustee through an account at the Depository Trust Company. No liens, encumbrances, or adverse interests have been placed upon the assets of the Trust.

ASTON BELL, CPA

In addition, on July 22, 2014, a final distribution was made to the holders of the certificates issued by the Trust in connection with the exercise of certain of the outstanding call warrants on the certificates under the terms of the Trust Agreement.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2014.

New York, New York

March 25, 2015

ASTON BELL, CPA

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